June 21, 2011

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 11 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. DeLong:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 11 to the Registration Statement on Form S-1 filed on May 26, 2011 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated June 9, 2011 to Terence R. Rogers, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 12 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Leading Market Position, page 4

1.	Comment: We note your response to our prior comment seven and reissue in part. Please clarify what you mean by “a meaningful portion” and a “sizable portion” of overall operations. Please also balance the disclosure regarding operations in emerging markets to provide a percentage of your revenue in all referenced emerging markets, as well as China. Similarly revise at page 58, as well.

Response: The Company has revised the Registration Statement on pages 4 and 58 to comply with the Staff’s comment.

Broad-Based Product and Geographic Platform, page 5

2.

Comment: We note your response to our prior comment 11. Please revise to delete reference to “industry-leading” growth. Please also delete reference to the “increased volume of sales” and the “wider array of experience and operations relative to [y]our peers,” as you have not provided sufficient support that such growth will occur or that your experience and operations are or will be wider

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2011

than your peers or substantiate those statements to us. Similarly revise at page 59, as well.

Response: The Company has revised the Registration Statement on pages 5 and 59 to comply with the Staff’s comment.

Focus on Profitable Global Growth, page 6

3.	Comment: Please balance your “China” bullet point to state that your China operations represented 4% of your total revenues in 2010.

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

4.	Comment: Please revise to remove the restrictive legend included on bottom of the report of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form S-1 registration statement. The consent of the independent registered accountant should be similarly revised.

Response: The Company will remove the restrictive legend included on both the report and consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Consolidated Statement of Operations, page F-3

5.	Comment: We note from your response to our prior comment 21 that the $2.6 million gain recognized on the statement of operations for the year ended December 31, 2010 relates to cash received for an insurance settlement of a 2005 claim. However, because this amount represents approximately 12% of operating profit for 2010, we believe that you should disclose the nature of the gain in the notes to the financial statements. Please revise accordingly.

Response: The Company has revised the Registration Statement on page F-27 to include disclosure on the $2.6 million gain recognized on the statement of operations for the year ended December 31, 2010.

6.

Comment: We note your response to our prior comment number 27 but do not believe that the revisions made to your financial statements were fully responsive to our prior comment. As requested in our prior comment, please revise to also disclose pro forma earnings per share for the latest fiscal year presented in your financial statements giving effect to the number of shares whose proceeds will be required to fund the termination payment to be paid to Platinum Advisors in connection with the offering. The notes to the audited financial statements

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2011

should also be revised to explain the nature of the pro forma earnings per share presentation. Your Summary Financial Information on page 14 and your Selected Financial Information on page 34 should be similarly revised to include these disclosures.

Response: The Company has revised the Registration Statement on pages 14, 15, 35, 36, F-3, and F-37 to include pro forma earnings per share for the latest fiscal year giving effect to the number of shares whose proceeds will be required to fund the Services Agreement termination fee.

Note 20. Subsequent Events, page F-36

7.	Comment: We note from your response to our prior comment 24 that you will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

8.	Comment: We note that Note 20 discloses that the acquisition of Singer Steel Company is not material to your consolidated financial statements. In light of the fact that you recognized a $6.3 million gain on a bargain purchase in the first three months ended March 31, 2011 associated with this acquisition, we do not believe that your disclosure should indicate that this acquisition is not material. Please revise to include the disclosures required by ASC 805-10-50, as applicable.

Response: The Company has revised the Registration Statement on page F-36 to include disclosures required by ASC 805-10-50.

Unaudited Financial Statements for the Three Months Ended March 31, 2011 Balance Sheet

9.	Comment: We note from your response to our prior comment 26 that you have included a pro forma balance sheet alongside the historical balance sheet as of March 31, 2011. Based on this pro forma balance sheet, it appears that you will include the payment of the termination fee to Platinum Advisors as part of long-term debt on the pro forma balance sheet. In light of the fact that this fee will be paid in connection with the IPO transaction, please explain to us why you believe it is appropriate to reflect the accrual of this payment as long-term debt.

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2011

Response: The Company respectfully advises the Staff that any excess cash available in the United States is used to pay down borrowings on the Ryerson Credit Facility. The Company will reflect the payment of the termination fee to Platinum Advisors as part of long-term debt because the Company will have to increase its borrowings on the Ryerson Credit Facility to pay the fee. Borrowings on the Ryerson Credit Facility are classified within long-term debt on the balance sheet because the facility expires more than twelve months from the reporting date. As described in the Registration Statement on page 30, the proceeds from this offering will be used to pay off portions of our long-term debt obligations and not the termination fee to Platinum Advisors.

Note 5, Acquisitions

10.	Comment: We note your disclosure that on March 14, 2011 you acquired all of the issued and outstanding capital stock of Singer Steel Company and because the fair value of the net assets acquired was in excess of the total purchase consideration, you recognized a $6.3 million gain on bargain purchase which you have included in other income and (expense), net. In light of the fact that the $6.3 million gain is material to the statement of operations for the three months ended March 31, 2011, please revise the notes to the interim financial statements to include the disclosures required by ASC 805-20-50 and 805-30-50, as applicable, including a reason why the transaction resulted in a bargain purchase gain. Also, please show us how the $6.3 million gain was calculated or determined.

Response: The Company has revised the Registration Statement on page F-45 to include disclosures required by ASC 805-20-50 and ASC 805-30-50. The Company has included a discussion of the reason the bargain purchase gain occurred within the Registration Statement. The calculation of the $6.3 million bargain purchase gain is as follows:

(In millions)

Fair value of net assets acquired	$29.9
Acquisition date consideration	23.6

Gain	$6.3

Exhibit 23.1 Consent of Ernst & Young

11.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2011

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment and will similarly comply in any future amendments to the Registration Statement.

Other

12.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The Company previously updated the financial statements and related disclosures for the first fiscal quarter of 2011 and will continue to update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

Signatures, page II-4

13.	Comment: Please either include a Power of Attorney on your signature page or delete the reference. Please also revise your exhibit index to reflect that the Power of Attorney was included in a prior amendment to the Registration Statement or advise.

Response: The Company has revised the signature page and the exhibit index to comply with the Staff’s comment.

Exhibits

14.	Comment: We note that you intend to adopt a new stock incentive plan prior to effectiveness. Please include this as an exhibit to your filing or advise.

Response: The Company’s new stock incentive plan that it intends to adopt prior to effectiveness is currently filed as Exhibit 10.13 to the Registration Statement. To the extent that there are any material modifications to such incentive plan prior to effectiveness, the Company will revise and include a new Exhibit 10.13 in a subsequent amendment to the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2011

Jeffery Fang

Enclosures

cc:	Terence R. Rogers, Chief Financial Officer

Cristopher Greer, Esq.